Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

STELLARONE CORPORATION

The following table presents the calculation of the ratios of earnings to fixed charges and preferred dividends on a consolidated basis, or indicates a deficiency amount, for the periods presented:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands)

Earnings (loss) before income taxes (1)	$1,854	$146	$(16,124)	$13,059	$23,855	$27,962	$26,574
Add fixed charges (2)	10,114	13,717	51,145	58,388	41,645	35,681	24,051

Earnings before fixed charges and income taxes	$11,968	$13,863	$35,021	$71,447	$65,500	$63,643	$50,625

Fixed charges (2)	$10,114	$13,717	$51,145	$58,388	$41,645	$35,681	$24,051
Preferred dividends (3)	521	521	2,113	75	—	—	—

Fixed charges and preferred dividends	$10,635	$14,238	$53,258	$58,463	$41,645	$35,681	$24,051

Ratio of earnings to fixed charges	1.18	1.01	0.68	1.22	1.57	1.78	2.10
Ratio of earnings to fixed charges and preferred dividends	1.13	0.97	0.66	1.22	1.57	1.78	2.10

(1)	For purposes of computing the ratios, “earnings” consist of the sum of income from continuing operations before income taxes and fixed charges.
(2)	For purposes of computing the ratios, “fixed charges” consist of the sum of interest expensed, amortized premiums, discounts, and one-third of rental expense, which we believe is representative of the interest factor.
(3)	On December 19, 2008, we sold 30,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), to the Treasury under the voluntary TARP Capital Purchase Program. Prior to that date, we had no issued and outstanding shares of preferred stock. The first dividend accrual on the Series A Preferred Stock was posted in December 2008. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the years ended December 31, 2007, 2006 and 2005. Preferred dividends shown above represent the amount of pre-tax earnings required to pay the dividends on the preferred securities utilizing an estimated effective tax rate of 29%.